SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             DRS TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    252456108
                    ---------------------------------------
                                 (CUSIP NUMBER)


                               Page 1 of 5 Pages

CUSIP No. 252456108              13G            Page  2  of  5 Pages
----------------------------------------------------------------------

 1  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Mr. David E. Gross
-----------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                             (b) / /
-----------------------------------------------------------------------
 3  SEC USE ONLY

-----------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-----------------------------------------------------------------------
                  5     SOLE VOTING POWER
   NUMBER OF

    SHARES                149,066**
                 ------------------------------------------------------
 BENEFICIALLY     6     SHARED VOTING POWER

   OWNED BY
                          0
     EACH        ------------------------------------------------------

   REPORTING      7     SOLE DISPOSITIVE POWER

    PERSON                149,066**
                 ------------------------------------------------------
     WITH         8     SHARED DISPOSITIVE POWER

                          0
-----------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      149,066**
-----------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           / /
    CERTAIN SHARES*

-----------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Approximately 2.4%
-----------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

       IN
-----------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

** includes 14,485 shares owned by family members to which the Reporting Person has no voting or dispositive power and to which he disclaims any beneficial ownership.


                               Page 2 of 5 Pages

CUSIP No. 252456108                                     Page  3  of  5 Pages


    Item 1 (a)   Name of Issurer:
                 --------------------

                 DRS TECHNOLOGIES, INC.

    Item 1 (b)   Address of Issuer's Principal
                 -----------------------------
                 Executive Offices:
                 -----------------

                 5 Sylvan Way
                 Parsippany, New Jersey 07054

    Item 2 (a)   Name of Person Filing:
                 ---------------------

                 Mr. David E. Gross

    Item 2 (b)   Address of Principal Business Office
                 ------------------------------------
                 or, if None, Residence:
                 ----------------------

                 The residence address of the Reporting Person is as follows:

                 4 Hickory Hill Road
                 Saddle River, New Jersey 07458

    Item 2 (c)   Citizenship:
                 -----------

                 The citizenship of the Reporting Person is as follows:

                 United States of America

    Item 2 (d)   Title of Class of Securities:
                 ----------------------------

                 Common Stock, $.01 par value per share

    Item 2 (e)   CUSIP Number:
                 ------------

                 252456108

                               Page 3 of 5 Pages

CUSIP No. 252456108                                    Page  4  of  5 Pages


    Item 3     If this statement is filed pursuant to Rules
               --------------------------------------------
               13 d-1 (b), or 13 d-2 (b), check whether the
               --------------------------------------------
               person filing is a:
               -------------------

               Not Applicable.

    Item 4     Ownership.
               ----------

               Not Applicable.


    Item 5     Ownership of Five Percent or Less of a Class.
               ---------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]


    Item 6     Ownership of More than Five Percent on Behalf of
               ------------------------------------------------
               Another Person.
               ---------------

               Not Applicable.


    Item 7     Identification and Classification of the
               ----------------------------------------
               Subsidiary Which Acquired the Security Being
               --------------------------------------------
               Reported on by the Parent Holding Company.
               ------------------------------------------

               Not Applicable.


    Item 8     Identification and Classification of Members
               --------------------------------------------
               of the Group.
               -------------

               Not Applicable.


    Item 9     Notice of Dissolution of Group.
               ------------------------------

               Not Applicable.


    Item 10    Certification.
               --------------

               Not Applicable.


                                Page 4 of 5 Pages

CUSIP No. 252456108                                        Page  5  of  5 Pages



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 29, 1998
------------------------------
Date


                                         /s/ DAVID E. GROSS
                                      ------------------------------
                                                Signature


                                      David E. Gross
                                      ------------------------------
                                      Name/Title






                                Page 5 of 5 Pages